Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
	2007	2006
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$22,654	$(5,819)
Fixed charges (net of interest capitalized)	11,753	13,617
Distribution of earnings from unconsolidated affiliates	172	—

Total Earnings	$34,579	$7,798

Fixed Charges and Preference Dividends
Interest expense	$11,391	$13,172
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	362	445

Total Fixed Charges	11,753	13,617

Dividends on convertible perpetual preferred stock (pretax)	5,712	5,617

Total Fixed Charges and Preference Dividends	$17,465	$19,234

Ratio of Earnings to Fixed Charges	2.94	0.57

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.98	0.41

		(A)
(A)	The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends for the three months ended June 30, 2006, were less than 1.00 due to a non-recurring impairment charge of $12,289. Had earnings been $5,819 higher, the ratio of earnings to fixed charges would have been 1.00. Had earnings been $11,436 higher, the ratio of earnings to combined fixed charges and preference dividends would have been 1.00.